Exhibit 99.2

Nano Dimension’ Dissident Shareholder Murchison Ltd.’s Owner, Marc Bistricer’s Case is Scheduled For Continued Hearing Processes During the Rest of 2023 Before Capital Markets Tribunal (the “Tribunal”) in Canada

Bistricer Accused of Profiting by Violating Public Retail Investors’ Interest
and Canadian Securities Law

Capital Markets Tribunal Hearing is On Illegal Trading Activity
Negates Good Standing for Involvement in Public Companies

The Tribunal  Dismissed A Motion Brought by Bistricer on May 8th, 2023 For Additional Disclosure of Documents

The Ontario Securities Commission (the “OSC”) Staff Seeking Orders from the Tribunal That Murchison Owner, Marc Bistricer:

●	Resign From Director or Officer Positions and Prohibits His Appointment to Any Further Positions

●	Have OSC Registration Terminated

●	Cease Trading In Any Securities or Derivatives

●	Not be Allowed to Acquire Any Securities Permanently

Waltham, Mass., July 12, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that Marc Yuda Bistricer (“Bistricer”) Case (File No. 2022-24) stood for a hearing before Capital Markets Tribunal in Toronto, Ontario, Canada, after the Tribunal, on May 8, 2023, dismissed a motion brought by Bistricer for additional disclosure of documents.1

The OSC staff, in its case against Mr. Marc Bistricer (owner of Murchinson Ltd.),  has made serious allegations that Mr. Marc Bistricer, who used a private holding company, Saline Investments Ltd., part owner of Murchinson, (“Saline”), and other market participants (together with Bistricer and Saline, the “Respondents”) are “accountable for an illegal and abusive short selling scheme that violated Ontario securities law and was contrary to the public interest”2 in connection with a private placement by a public company – Canopy Growth Corporation (“Canopy”).3

ORDERS SOUGHT by staff of the OSC4

OSC staff has requested that the Tribunal make, among others, the following orders:

a.	“…any registration or recognition granted to the Respondents …be terminated…”

b.	“… Respondents cease trading in any securities or derivatives permanently …”

c.	“… Respondents be prohibited from acquiring any securities permanently.”

d.	“… Mr. Bistricer resign from any position he may hold as a director or officer of an issuer.”

e.	“… Mr. Bistricer be prohibited from becoming or acting as a director or officer of an issuer permanently.”

f.	“… Mr. Bistricer resign from any position he may hold as a director or officer of a registrant,

g.	“… Mr. Bistricer be prohibited from becoming or acting as a director or officer of a registrant permanently.

h.	“… Mr. Bistricer resign from any position he may hold as a director or officer of an investment fund manager…

i.	“.. Mr. Bistricer be prohibited from becoming or acting as a director or officer of an investment fund manager permanently …

j.	“… Respondents be prohibited from becoming or acting as a registrant, as an investment fund manager or as a promoter permanently…

k.	“… Respondents pay an administrative penalty … for each failure to comply with Ontario securities law…”

[1]	https://www.capitalmarketstribunal.ca/en/proceedings/cormark-securities-inc-re/notice-matter-cormark-securities-inc-et-al-0

[2]	IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS

[3]	The allegations made in the proceedings have not been proven yet and are contested by Bistricer and Saline.

[4]	All below: “IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS”

Quoted from the statement of allegations by the OSC:5

“Failure to deal fairly, honestly and in good faith.”

●	“…Mr. Bistricer created and carried out an illegal and abusive short selling scheme.”

●	“…description was false…”

●	“...hid from Canopy the benefits of the transactions to Saline…concealed the short selling that facilitated Saline’s virtually risk-free profits …misrepresented the relationship... in fact, most of the profits were Saline.”

●	“It was key …in this deal… the underwriter (Saline) sold short the entire amount of the offering on the day of pricing. Those short sales may have curbed increases in, or reduced, the closing price, affecting the offering price and lowering Canopy’s net proceeds.”

“Further conduct contrary to the public interest”

“…Respondents’ conduct was abusive and contrary to the animating principles of Ontario securities law…undermined the investor protection… undercut the timely, accurate and efficient disclosure of information…”

Avoiding disclosure

●	Respondents sought to minimize the timely, accurate and efficient disclosure of information.

●	non-disclosure reduced the risk of regulatory action because the entirety of the series of transactions was hidden

●	“The non-disclosure also reduced the risk of civil litigation.”

●	“…retail investors who purchased the short sold shares from Saline… had a right to recover the purchase price as unjust enrichment to Saline...the retail investors never knew… they were deprived of their rights.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

[5]	All below: SEE APPENDIX: “IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS”

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the date of the court hearing for the Respondents. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

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